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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 26, 2005
Date of Report

CIMAREX ENERGY CO.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-31446 (Commission File Number)	45-0466694 (I.R.S. Employer Identification No.)
1700 Lincoln Street, Suite 1800, Denver, CO 80203 (Address of Principal Executive Office)
(303) 295-3995 Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒
Written communications pursuant to Rule 425 under the Securities Act

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

ITEM 8.01 OTHER EVENTS

        On January 26, 2005, Cimarex Energy Co. and Magnum Hunter Resources, Inc. announced that they had entered into an Agreement and Plan of Merger that provides for the acquisition by Cimarex of Magnum Hunter. Consummation of the transaction is subject to various conditions, including the approval of the stockholders, customary regulatory approvals and certain closing conditions.

        A copy of the joint press release of Cimarex and Magnum Hunger announcing the execution of the Merger Agreement is included herein as Exhibit 99.1. The joint press release is incorporated herein by reference, and the foregoing description of such transaction is qualified in its entirety by reference to such press release.

        The information required by Item 1.01 of Form 8-K will be filed in a separate Current Report on Form 8-K.

Additional Information About the Acquisition and Where to Find It:

        In connection with the proposed acquisition, Cimarex and Magnum Hunter will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Cimarex and Magnum Hunter are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cimarex, Magnum Hunter and the merger. Investors and security holders may obtain these documents (and any other documents filed by Cimarex and Magnum Hunter with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge (i) at www.cimarex.com or www.magnumhunter.com or (ii) by directing a request to Mary Kay Rohrer, Assistant Corporate Secretary, Cimarex Energy Co., phone: 303-295-3995, fax: 303-295-3494; or Morgan F. Johnston, Corporate Secretary, Magnum Hunter Resources, Inc., phone: 972-401-0752, fax: 972-443-6487. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

        Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and their ownership of Cimarex common stock is set forth in the proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Information about the executive officers and directors of Magnum Hunter and their ownership of Magnum Hunter common stock is set forth in the proxy statement for their 2004 Annual Meeting of Stockholders, which was filed with the SEC in August 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

Item 9.01 Financial Statements and Exhibits

  (c)
  Exhibits

  99.1
  Press Release dated January 26, 2005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIMAREX ENERGY CO.
Dated: January 26, 2005	By:	/s/ PAUL KORUS Paul Korus Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 26, 2005

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  ITEM 8.01 OTHER EVENTS
  Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX